UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Twitter Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102
(CUSIP Number)

March 14, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Elon R. Musk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 73,486,938
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER --
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 73,486,938
WITH	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,486,938 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% of Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90184L102	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Twitter Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices

1355 Market Street, Suite 900

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing

Elon R. Musk

(b)	Address of Principal Business Office or, if none, Residence

2110 Ranch Road 620 S. #341886

Austin, TX 78734

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

90184L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)        Amount beneficially owned: 73,486,938 shares consisting of shares of Common Stock held by the Elon Musk Revocable Trust dated July 22, 2003 for which Elon Musk is the sole Trustee.

(b)       Percent of class: 9.2% (based on 800,641,166 shares of Common Stock outstanding as of February 10, 2022 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021).

(c)        Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 73,486,938
(ii)	Shared power to vote or to direct the vote: --
(iii)	Sole power to dispose or to direct the disposition of: 73,486,938
(iv)	Shared power to dispose or to direct the disposition of: --

CUSIP No. 90184L102	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 90184L102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2022

By:	/s/ Elon R. Musk
Elon R. Musk